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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Odyssey Re Holdings, Corp.

(Name of Issuer)

Common

(Title of Class of Securities)

67612 W 108

(CUSIP Number)

June 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[✓] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. _______________	13G	Page __ of __ Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Marshfield Associates TIN: 52-1812171

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization
Washington D.C.

	5.	Sole Voting Power
Number		as of 12/31/05, 3,881,684 shares
Shares
Beneficially	6.	Shared Voting Power
Owned by		0
Each
Reporting	7.	Sole Dispositive Power
Person		as of 12/31/05, 3,881,684 shares

	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,881,684 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.61%

12.	Type of Reporting Person (See Instructions) IA

Item 1.

(a) Name of Issuer Odyssey Re Holdings, Corp.

(b) Address of Issuer’s Principal Executive Offices 300 First Stamford Place Stamford, CT 06902

Item 2.

(a) Name of Person Filing Marshfield Associates

(b) Address of Principal Business Office or, if none, Residence 21 Dupont Circle, NW, Suite 500, Washington DC 20036

(c) Citizenship

(d) Title of Class of Securities Common

(e) CUSIP Number 67612W108

Item 3.	If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[✓ ]	An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	3,881,684 _________________________.

(b)	Percent of class:	5.61% _________________________.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	3,881,684 _________________________.

(ii)	Shared power to vote or to direct the vote	0 _________________________.

(iii)	Sole power to dispose or to direct the disposition of	3,881,684 _________________________.

(iv)	Shared power to dispose or to direct the disposition of	0 _________________________.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Sec. 240.13d3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.      Identification and Classification of Members of the Group

Item 9.      Notice of Dissolution of Group

Item 10.     Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006 _____________________________
Date

/s/ Julie Stapel _____________________________
Signature

Julie Stapel, General Counsel _____________________________
Name/Title